Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is a transcript of a video clip of an episode of CNBC’s Squawk on the Street television program which aired on April 30, 2018:

JOHN LEGERE: Well, I’ll let Marcelo chime in, but yeah, we’ve been obviously thinking about this for a long time. There’s been gyrations as to, you know, whether it could get through from a price or governance standpoint. But one thing that was never confused, especially with Marcelo and I, is that these two companies made sense together and the 5G aspects that are critical for the country and critical for us really was the flipping point as to this is the time and it makes great sense.

JIM CRAMER: All right. I’m gonna – Marcelo, is my bill gonan go up? I mean, how could it not? Because, in the end, competition – free market competition – brings down prices.

JOHN LEGERE: Ask him who is provider is before you tell him about his bill. His bill is going down because he’s got the Dumb and Dumber.

JIM CRAMER: Which one? You never told me which was dumber.

JOHN LEGERE: AT&T has solidly moved into the dumber role. Solidly. All in. I mean, that egg they laid the other day. Come on. Go ahead, Marcelo.

MARCELO CLAURE: Let me answer that, all right. We’ve been very clear in this merger. What would make this merger unique is we’re set to build the world’s most advanced 5G network and the combination of our companies allow us to do that. And we made a commitment that few people make. That we’re actually going to offer the best product, best services at the lower prices. So, we plan to make this market more competitive. You’ve seen two disruptive companies – T-Mobile and Sprint. Together – you know, if you think we’re disruptive – together we can turbo charge that.

The following is a transcript of a video clip of an episode of KSHB-TV’s “41 Action News Midday” television program which aired on April 30, 2018:

CYNTHIA NEWSOME: 41 Action News reporter Steven Dial talked to those employees. And, Steven, what did they say?

STEVEN DIAL: Cynthia, a lot of them say they saw the writing on the wall and now they’re uncertain about having their job. They say already 500 jobs were cut by Sprint earlier this year and now they’re expecting more. That announcement came by both CEOs on social media yesterday. We spoke with Kansas Governor Jeff Colyer about this merger…this possible merger…he says that he hopes that they continue to keep jobs here in Kansas. According to the CEO for T-Mobile, he says this Sprint campus – which is a very large campus – will serve as a second headquarters. Both CEOs spoke to CNBC this morning. Take a listen.

MARCELO CLAURE: This company is about growth. So, when you bring better products, better prices, more jobs – this is a poster child. This is how every merger should look like. So we feel very confident. You can rest assured that we’ve done a lot of studying before we entered into a transaction like this. We have not talked to the government yet, but we feel quite good that we have a compelling proposition.

STEVEN DIAL: And the government is something that they need. Government approval from the FCC and the judiciary branch to make this all happen. A $26 billion deal. Some have asked about Sprint Center. T-Mobile already has its owned named arena, but that doesn’t mean they can’t have two. This will be a lengthy process. Could take up to a year. Reporting live in Overland Park – Steven Dial – 41 Action News.

The following is a transcript of a video clip of an episode of CNBC’s Squawk Alley television program which aired on April 30, 2018:

JON FORTT: Bill, your take? It seems like, if the feds don’t like AT&T / Time Warner, they should absolutely hate one like this. But, it’s unique. The wireless market, it’s all national. All these players are competing for almost every customer in the U.S. Is there a way that this works in your mind?

BILL GEORGE: I think there is, Jon. With all due respect to my colleague, uh, two…three and four are very weak players here. And I think by coming together, they can get a lot stronger. Sprint to U.S. base. T-Mobile – the technology and capabilities of the Germans. I think by coming together, it’s going to give Verizon and AT&T a run for their money. And, they need it. Frankly, we need more competition and service in offerings and pricing. They’ve got a virtual duopoly at the top of the market. I’d like to see these companies come together. I hope the anti-trust people approve it. I think never underestimate Masayoshi Son, the owner of SoftBank and the controller of Sprint, and Marcelo Claure. They are fantastic and I think they can team up with T-Mobile and build a great company here. And, I’d love to see a third, tough competitor. I don’t think either one of them is a full competitor today. And, I think it will change the game in very positive ways. And we need it. We need that competition.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.